Exhibit 21.1

US Alliance Corporation

Subsidiary	Jurisdiction	Percentage Ownership
US Alliance Life and Security Company	Kansas	100%
US Alliance Marketing Corporation	Kansas	100%
US Alliance Investment Corporation	Kansas	100%
Dakota Capital Life Insurance Corporation	North Dakota	100%
US Alliance Life and Security Company - Montana	Montana	100%